                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              BELCO OIL & GAS CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   077410 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Laurence D. Belfer
                          767 Fifth Avenue, 46th Floor
                            New York, New York 10153
                                 (212) 644-2200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 19, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

         Check the following box if a fee is being paid with this statement.[ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.

         The total number of shares reported herein is 2,802,296 shares, which constitutes 7.7 % of the total number of shares outstanding. Ownership percentages set forth herein assume that at June 19, 1998 there were 36,549,004 (including 31,614,400 shares of Common Stock and 4,370,000 shares of Preferred Stock convertible into 4,394,604 shares of Common Stock, at a conversion rate of
1.1292 shares of Common Stock per share of Preferred Stock, for calculation purposes) shares outstanding.

CUSIP NUMBER: 077410108

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                             Laurence D. Belfer

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
NUMBER
OF                                  1,971,767
SHARES                     -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED
BY                                    830,529
EACH                       -----------------------------------------------------
REPORTING                  9        SOLE DISPOSITIVE POWER
PERSON
WITH:                               1,971,767
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                      830,529
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,802,296
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP NUMBER: 077410108

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                                      LDB Corp.

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
NUMBER
OF                                  272,855
SHARES                     -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED
BY
EACH                       -----------------------------------------------------
REPORTING                  9        SOLE DISPOSITIVE POWER
PERSON
WITH:                               272,855
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         272,855
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP NUMBER: 077410108

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                  Robert A. Belfer Family Trust

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
NUMBER
OF                                  557,674
SHARES                     -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED
BY
EACH                       -----------------------------------------------------
REPORTING                  9        SOLE DISPOSITIVE POWER
PERSON
WITH:                               557,674
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         557,674
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

CUSIP NO. 077410108                                                 SCHEDULE 13D


                         AMENDMENT NO. 2 TO SCHEDULE 13D
                         FILED PURSUANT TO RULE 13-D OF
                        THE GENERAL RULES AND REGULATIONS
                        UNDER THE SECURITIES EXCHANGE ACT
                               OF 1934, AS AMENDED

                      -------------------------------------

THIS AMENDMENT NO. 2 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE FILING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") ON APRIL 5, 1996, AS AMENDED BY AMENDMENT NO.1 FILED ON BEHALF OF THE FILING PERSONS WITH THE COMMISSION ON APRIL 29, 1996. THE TEXTS OF ITEMS 1, 2, 3, 4, AND 5 OF SAID SCHEDULE 13D ARE HEREBY AMENDED AS FOLLOWS

ITEM 1.        SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), and the 6 1/2% convertible preferred stock, par value $.01 per share (the "Preferred Stock"), of Belco Oil & Gas Corp., a Nevada corporation ("Belco"). The principal executive offices of Belco are located at 767 Fifth Avenue, 46th Floor, New York, New York 10153.

ITEM 2.        IDENTITY AND BACKGROUND.

         This statement is filed by Laurence D. Belfer, LDB Corp., a Delaware corporation ("LDB"), and the Robert A. Belfer Family Trust (the "Trust") (collectively, the "Filing Persons").

         The current mailing address for Laurence D. Belfer, LDB and the Trust is 767 Fifth Avenue, 46th Floor, New York, New York 10153. Laurence D. Belfer is President, Chief Operating Officer and a director of Belco. Laurence D. Belfer is the sole executive officer and director of LDB and the sole trustee of the Trust.

         None of the Filing Persons have been convicted in a criminal proceeding during the last five years. None of the Filing Persons has been, during the last five years, a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Laurence D. Belfer is a United States citizen.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Since the filing of the Schedule 13D, Laurence D. Belfer has acquired options to purchase an additional (i) 20,000 shares of Common Stock at $22.1375 per share; (ii) 17,250 shares of Common Stock at $20.7625 per share; (iii) 2,750 shares of Common Stock at $18.875 per share; (iv) 32,000 shares of Common Stock at $10.00 per share; and (v) 8,000 shares of Common Stock at $11.00 per share.

ITEM 4.        PURPOSE OF TRANSACTION.

         Since the filing of the initial statement on Schedule 13D, Laurence D. Belfer has acquired options to purchase additional shares of Common Stock of the Company. Mr. Belfer and the other Filing Persons intend to review their investment in the Company on a continuing basis and, depending upon the price of the Common Stock and the Preferred Stock, subsequent developments affecting the Company, the Company's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may purchase additional shares of Common Stock and shares of the Preferred Stock from time to time in the open market or in privately negotiated transactions. Any such purchases will be for the account of the Filing Person making the purchase and will be made with the personal or corporate funds of the acquiring Filing Person. From time to time shares of Common Stock or Preferred Stock may be transferred by gift or other similar disposition to third parties.

         Except as set forth in this Item 4, none of the Filing Persons has any plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF ISSUER.

(a)     (i)       LAURENCE D. BELFER. Laurence D. Belfer currently owns
                  1,831,767 shares (5%) of Common Stock and options to purchase an additional 140,000 shares (.4%) of Common Stock at prices described above in Item 3. By virtue of being the sole director and shareholder of LDB and the sole trustee of the Trust, Laurence D. Belfer may de deemed to share voting and dispositive powers with respect to those shares held by LDB and the Trust and thus may be deemed to beneficially own such shares.

        (ii)      LDB.  LDB currently owns 272,855 shares (.7%) of Common Stock.

        (iii) TRUST. The Trust currently owns 557,674 shares (1.5%) of Common Stock.

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 19, 1998
                                          /s/ Laurence D. Belfer
                                          ------------------------------------
                                          Laurence D. Belfer



                                          LDB CORP., a Delaware corporation


                                          By: /s/ Laurence D. Belfer
                                             ---------------------------------
                                             Laurence D. Belfer, President



                                          ROBERT A. BELFER FAMILY TRUST


                                          By: /s/ Laurence D. Belfer
                                             ---------------------------------
                                             Laurence D. Belfer, Trustee

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              BELCO OIL & GAS CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   077410 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Laurence D. Belfer
                          767 Fifth Avenue, 46th Floor
                            New York, New York 10153
                                 (212) 644-2200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 29, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

         Check the following box if a fee is being paid with this statement.[ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.

         The total number of shares reported herein is 2,722,296 shares, which constitutes 8.6 % of the total number of shares outstanding. Ownership percentages set forth herein assume that at March 29, 1996 there were 31,500,000 shares outstanding.

CUSIP NUMBER: 077410108

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                             Laurence D. Belfer

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
NUMBER
OF                                  1,891,767
SHARES                     -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED
BY                                    830,529
EACH                       -----------------------------------------------------
REPORTING                  9        SOLE DISPOSITIVE POWER
PERSON
WITH:                               1,891,767
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                      830,529
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,722,296
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP NUMBER: 077410108

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                                      LDB Corp.

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
NUMBER
OF                                  272,855
SHARES                     -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED
BY
EACH                       -----------------------------------------------------
REPORTING                  9        SOLE DISPOSITIVE POWER
PERSON
WITH:                               272,855
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         272,855
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .09%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP NUMBER: 077410108

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                  Robert A. Belfer Family Trust

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
NUMBER
OF                                  557,674
SHARES                     -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED
BY
EACH                       -----------------------------------------------------
REPORTING                  9        SOLE DISPOSITIVE POWER
PERSON
WITH:                               557,674
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         557,674
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

CUSIP NO. 077410108                                                 SCHEDULE 13D

                                  SCHEDULE 13D
                         FILED PURSUANT TO RULE 13-D OF
                        THE GENERAL RULES AND REGULATIONS
                        UNDER THE SECURITIES EXCHANGE ACT
                               OF 1934, AS AMENDED

                           --------------------------

         All calculations of percentage ownership in this Schedule 13D are based on the number of shares of Common Stock issued and outstanding on March 29, 1996.

ITEM 1.        SECURITY AND ISSUER.

         Laurence D. Belfer, LDB Corp., a Delaware corporation ("LDB") and the Robert A. Belfer Family Trust (the "Trust") hereby file a Schedule 13D dated March 29, 1996 relating to the common stock, par value $.01 per share ("Common Stock"), of Belco Oil & Gas Corp., a Delaware corporation ("Belco"). The principal executive offices of Belco are located at 767 Fifth Avenue, 46th Floor, New York, New York 10153.

ITEM 2.        IDENTITY AND BACKGROUND.

         The current mailing address for Laurence D. Belfer, LDB and the Trust is 767 Fifth Avenue, 46th Floor, New York, New York 10153. Laurence D. Belfer is Executive Vice President, Chief Operating Officer and Secretary and a director of Belco. Laurence D. Belfer is the sole executive officer and director of LDB and the sole trustee of the Trust.

         Laurence D. Belfer, LDB and the Trust have not been convicted in a criminal proceeding during the last five years. Laurence D. Belfer, LDB and the Trust have not been, during the last five years, a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Laurence D. Belfer is a United States citizen.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Common Stock held by Laurence D. Belfer, LDB and the Trust was acquired in exchange for certain ownership interests in certain predecessor entities of Belco and direct interests in oil and gas properties and certain hedge transactions. Laurence D. Belfer, LDB and the Trust did not borrow any funds to acquire the Common Stock.

ITEM 4.        PURPOSE OF TRANSACTION.

         Belco was organized as a Nevada corporation in January 1996 in connection with the combination (the "Combination") of the certain operations and assets (the "Combined Assets"), pursuant to that certain Exchange and Subscription Agreement and Plan of Reorganization dated as of January 1, 1996, by and among Belco and the owner of the Combined Assets (the "Exchange Agreement"). The Combined Assets consist of ownership interests in certain entities (the "Predecessors") and direct interests in oil and gas properties and certain hedge transactions owned by members of the family of Robert A. Belfer, the father of Laurence D. Belfer, and by employees of the Predecessors and entities related thereto. The Predecessors include (i) Belco Energy L.P., a Delaware limited partnership whose general partner and limited partners are members of the Robert A. Belfer family and entities controlled by such family members, and (ii) corporate affiliates whose capital stock is owned by the Robert A. Belfer family. The Combination was effected on March 29, 1996 with the issuance of an aggregate of 25 million shares of Common Stock to the owners of the Combined Assets in exchange for the Combined Assets.

         Laurence D. Belfer, LDB and the Trust hold the Common Stock for investment purposes only and have not entered into any agreement or understanding, nor currently have any plans or proposals, which relate to or would result in any of the events enumerated in sections (a)-(j) of Item 4 of
Schedule 13D, except that Laurence D. Belfer may purchase shares of Common Stock from time to time.

ITEM 5.        INTEREST IN SECURITIES OF ISSUER.

(a)     (i)       LAURENCE D. BELFER. Laurence D. Belfer currently owns
                  1,831,767 shares (5.8%) of Common Stock and an option to purchase an additional 60,000 shares (.2%) of Common Stock at a price of $19.00 per share. By virtue of being the sole director and shareholder of LDB and the sole trustee of the Trust, Laurence D. Belfer may de deemed to share voting and dispositive powers with respect to those shares held by LDB and the Trust and thus may be deemed to beneficially own such shares.

        (ii)      LDB.  LDB currently owns 272,855 shares (.9%) of Common Stock.

        (iii) TRUST. The Trust currently owns 557,674 shares (1.8%) of Common Stock.

(b)               See (a) above.

(c)               Transactions within the last 60 days.  See Item 4 above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)               Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               No contracts, arrangements or understandings exist with respect to the Common Stock. Laurence D. Belfer, LDB and the Trusts may be deemed to be a group for purposes of this Schedule 13D.


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               Exhibit A - Exchange and Subscription Agreement and Plan of Reorganization.

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 29, 1996
                                           /s/ Laurence D. Belfer
                                           -----------------------------------
                                           Laurence D. Belfer



                                           LDB CORP., a Delaware corporation


                                           By: /s/ Laurence D. Belfer
                                              --------------------------------
                                              Laurence D. Belfer, President



                                           ROBERT A. BELFER FAMILY TRUST


                                           By: /s/ Laurence D. Belfer
                                              --------------------------------
                                              Laurence D. Belfer, Trustee

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              BELCO OIL & GAS CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   077410 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Laurence D. Belfer
                          767 Fifth Avenue, 46th Floor
                            New York, New York 10153
                                 (212) 644-2200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 29, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

         Check the following box if a fee is being paid with this statement.[X]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.

         The total number of shares reported herein is 2,740,296 shares, which constitutes 8.7 % of the total number of shares outstanding. Ownership percentages set forth herein assume that at March 29, 1996 there were 31,500,000 shares outstanding.

CUSIP NUMBER: 077410108

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                             Laurence D. Belfer

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
NUMBER
OF                                  1,881,767
SHARES                     -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED
BY                                    830,529
EACH                       -----------------------------------------------------
REPORTING                  9        SOLE DISPOSITIVE POWER
PERSON
WITH:                               1,881,767
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                      830,529
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,740,296
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP NUMBER: 077410108

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                                      LDB Corp.

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
NUMBER
OF                                  272,855
SHARES                     -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED
BY
EACH                       -----------------------------------------------------
REPORTING                  9        SOLE DISPOSITIVE POWER
PERSON
WITH:                               272,855
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         272,855
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .09%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP NUMBER: 077410108

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                  Robert A. Belfer Family Trust

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
NUMBER
OF                                  557,674
SHARES                     -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED
BY
EACH                       -----------------------------------------------------
REPORTING                  9        SOLE DISPOSITIVE POWER
PERSON
WITH:                               557,674
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         557,674
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

CUSIP NO. 077410108                                                 SCHEDULE 13D


                                  SCHEDULE 13D
                         FILED PURSUANT TO RULE 13-D OF
                        THE GENERAL RULES AND REGULATIONS
                        UNDER THE SECURITIES EXCHANGE ACT
                               OF 1934, AS AMENDED

                           --------------------------

         All calculations of percentage ownership in this Schedule 13D are based on the number of shares of Common Stock issued and outstanding on March 29, 1996.

ITEM 1.        SECURITY AND ISSUER.

         Laurence D. Belfer, LDB Corp., a Delaware corporation ("LDB") and the Robert A. Belfer Family Trust (the "Trust") hereby file a Schedule 13D dated March 29, 1996 relating to the common stock, par value $.01 per share ("Common Stock"), of Belco Oil & Gas Corp., a Delaware corporation ("Belco"). The principal executive offices of Belco are located at 767 Fifth Avenue, 46th Floor, New York, New York 10153.

ITEM 2.        IDENTITY AND BACKGROUND.

         The current mailing address for Laurence D. Belfer, LDB and the Trust is 767 Fifth Avenue, 46th Floor, New York, New York 10153. Laurence D. Belfer is Executive Vice President, Chief Operating Officer and Secretary and a director of Belco. Laurence D. Belfer is the sole executive officer and director of LDB and the sole trustee of the Trust.

         Laurence D. Belfer, LDB and the Trust have not been convicted in a criminal proceeding during the last five years. Laurence D. Belfer, LDB and the Trust have not been, during the last five years, a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Laurence D. Belfer is a United States citizen.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Common Stock held by Laurence D. Belfer, LDB and the Trust was acquired in exchange for certain ownership interests in certain predecessor entities of Belco and direct interests in oil and gas properties and certain hedge transactions. Laurence D. Belfer, LDB and the Trust did not borrow any funds to acquire the Common Stock.

ITEM 4.        PURPOSE OF TRANSACTION.

         Belco was organized as a Nevada corporation in January 1996 in connection with the combination (the "Combination") of the certain operations and assets (the "Combined Assets"), pursuant to that certain Exchange and Subscription Agreement and Plan of Reorganization dated as of January 1, 1996, by and among Belco and the owner of the Combined Assets (the "Exchange Agreement"). The Combined Assets consist of ownership interests in certain entities (the "Predecessors") and direct interests in oil and gas properties and certain hedge transactions owned by members of the family of Robert A. Belfer, the father of Laurence D. Belfer, and by employees of the Predecessors and entities related thereto. The Predecessors include (i) Belco Energy L.P., a Delaware limited partnership whose general partner and limited partners are members of the Robert A. Belfer family and entities controlled by such family members, and (ii) corporate affiliates whose capital stock is owned by the Robert A. Belfer family. The Combination was effected on March 29, 1996 with the issuance of an aggregate of 25 million shares of Common Stock to the owners of the Combined Assets in exchange for the Combined Assets.

         Laurence D. Belfer, LDB and the Trust hold the Common Stock for investment purposes only and have not entered into any agreement or understanding, nor currently have any plans or proposals, which relate to or would result in any of the events enumerated in sections (a)-(j) of Item 4 of
Schedule 13D, except that Laurence D. Belfer may purchase shares of Common Stock from time to time.

ITEM 5.        INTEREST IN SECURITIES OF ISSUER.

(a)     (i)       LAURENCE D. BELFER. Laurence D. Belfer currently owns
                  1,821,767 shares (5.8%) of Common Stock and an option to purchase an additional 60,000 shares (.2%) of Common Stock at a price of $19.00 per share. By virtue of being the sole director and shareholder of LDB and the sole trustee of the Trust, Laurence D. Belfer may de deemed to share voting and dispositive powers with respect to those shares held by LDB and the Trust and thus may be deemed to beneficially own such shares.

        (ii)      LDB.  LDB currently owns 272,855 shares (.9%) of Common Stock.

        (iii) TRUST. The Trust currently owns 557,674 shares (1.8%) of Common Stock.

(b)               See (a) above.

(c)               Transactions within the last 60 days.  See Item 4 above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)               Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               No contracts, arrangements or understandings exist with respect to the Common Stock. Laurence D. Belfer, LDB and the Trusts may be deemed to be a group for purposes of this Schedule 13D.


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               Exhibit A - Exchange and Subscription Agreement and Plan of Reorganization.

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 5, 1996
                                           /s/ Laurence D. Belfer
                                           -----------------------------------
                                           Laurence D. Belfer



                                           LDB CORP., a Delaware corporation


                                           By: /s/ Laurence D. Belfer
                                              --------------------------------
                                              Laurence D. Belfer, President



                                           ROBERT A. BELFER FAMILY TRUST


                                           By: /s/ Laurence D. Belfer
                                              --------------------------------
                                              Laurence D. Belfer, Trustee